

Mail Stop 3561

December 19, 2016

Mr. Peter Janosi
President
MarilynJean Interactive, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re:** **MarilynJean Interactive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed July 15, 2016**
> **File No. 000-54870**

Dear Mr. Janosi:

We issued comments to you on the above captioned filing on November 8, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by **January 4, 2017**.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products